

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 26, 2008

Mr. Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, TX 79701

> **Re:** **Legacy Reserves LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 1-33249**

Dear Mr. Pruett:

We have reviewed your filings and have the following comments. Please provide a
written response to our comments. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 47

1. We note your statement that "[a]ny controls and procedures, no matter how well
   designed and operated, can provide only reasonable assurance of achieving the
   desired control objectives." In future filings, please revise your conclusion as to
   effectiveness of your disclosure controls and procedures to ensure that the reader
   understands that the conclusion of effectiveness is based upon the reasonable
   assurance level.

Consolidated Statements of Operations, page F-5

2.   We note you have reported separate line items on the face of your statement of
        operations for realized and unrealized gains and losses on oil, NGL and natural gas
        swaps. Please modify your presentation to report realized and unrealized gains and
        losses from derivatives in a single line item, or tell us why you believe your current
        presentation is appropriate.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

(d) Oil and Natural Gas Properties, page F-10

3.   We note from your disclosure that you "…assess impairment of capitalized costs of
        proved oil and natural gas properties by comparing net capitalized costs to
        estimated undiscounted future net cash flows using oil and natural gas prices as of
        the last day of the statement period held constant." Paragraph 7 of SFAS 144
        explains that the carrying amount of a long lived asset is not recoverable if it
        exceeds the sum of the undiscounted cash flows expected to result from the use and
        eventual disposition of the asset. Please tell us why you believe the use of oil and
        natural gas prices as of the last day of the statement period held constant is
        appropriate in determining the expected cash flows from use of the assets. Please
        also tell us if you hold prices constant in measuring the amount of impairment to be
        recognized in accordance with SFAS 144.

Note 13 Unit-Based Compensation

4.   In accordance with SFAS 123(R) paragraph A240d, please disclose the aggregate
        intrinsic value of your fully vested options, and options expected to vest.

Exhibit 32.1

5.   We note that the certification that was furnished as Exhibit 32.1 makes reference to
        your annual report for the year ended December 31, 2006, rather than your annual
        report for the year ended December 31, 2007. We also note that you filed an
        abbreviated amendment to your annual report on March 27, 2008. Please re-file
        your annual report in its entirety to provide proper certifications. We would expect
        that such filing would include a full amendment of your annual report.

Definitive Proxy Statement filed April 18, 2008

Compensation Discussion and Analysis, page 30

6.   We note your disclosure that the discussion of compensation arrangements relates to the named executive officers of your general partner, and that you reimburse your general partner for compensation of its executive officers. We also note that you have employment agreements with your executive officers through your wholly-owned subsidiary. In future filings, please clarify whether the compensation disclosed in this section and in the executive compensation tables, reflects the total compensation paid to the executive officers of your general partner or your subsidiary for all services rendered on your behalf.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jill S. Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584, or in her absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director